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                            February 8, 2023

       Nelson Grist
       Chief Executive Officer
       Perk International, Inc.
       2375 East Camelback Rd., Suite 600
       Phoenix, AZ 85016

                                                        Re: Perk International,
Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2022
                                                            Filed September 14,
2022
                                                            File No. 000-56184

       Dear Nelson Grist:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended May 31, 2022

       Report of Independent Registered Public Accounting Firm, page 8

   1. Please amend your filing to include a conformed signature in the audit report for the years ended May 31,
2022 and May 31, 2021, and confirm to us that you received a signed report from the
auditor. In doing so, ensure the amendment includes the entirety of
                                                        Item 8 and appropriate
updated certifications that refer to the Form 10-K/A.
 Nelson Grist
FirstName  LastNameNelson     Grist
Perk International, Inc.
Comapany8,NamePerk
February    2023       International, Inc.
February
Page 2 8, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services